AuRico Gold Announces Continued Exploration Success at Young-Davidson

Toronto: November 6, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico” or “the Company”) today provided an update on its 2012 exploration program at the Young-Davidson mine, located in Ontario, Canada. Drill results continue to demonstrate potential immediately to the west of the mine.

The Company currently has five diamond drills on surface exploring a number of target areas. Year to date, almost 29,000 metres have been completed, focusing primarily on two areas:

  The YD West Zone, which is located west of the Main Zone below the 9,500 metre level. This zone, first discovered in 2010, has been further defined to the west and at depth and remains open in both directions.

  The West Shirriff area, which is located immediately to the west of the YD West Zone (Figure 1). Results from this zone show anomalous gold of the same rock type and alteration type as the main zones that make up the Young- Davidson mine.

Chris Rockingham, AuRico’s Vice President of Exploration commented “Results are in line with expectations and we are pleased that the drill program continues to demonstrate that mineralization extends well beyond the existing reserve. Additional work will be conducted to further test the continuity of the YD West Zone to the west and at depth. Preliminary information from the West Shirriff area provides encouragement for mineralization beyond YD West, approximately 1 kilometre from the mine.”

The objective of the 2012 exploration program is to focus on continuing to better define the YD West Zone and to conduct follow-up drilling on additional targets.

YD West Zone:

11 of 14 planned holes have been completed, with the balance in progress. Seven holes successfully intersected the YD West horizon whereas four holes were dyked out at the target horizon. All seven intersections contained gold bearing intervals and six of these contained seven intervals that exceeded the cutoff grade of 1.1 g/t Au over a mineable width for classification as a resource. The following intervals also exceeded the cutoff grade of 1.7 g/t over a mineable width for classification as reserve:

  16.9 metres grading 3.99 g/t Au (YD12-253),
  66.8 metres grading 1.89 g/t Au, including 21 metres grading 2.5 g/t Au (YD12-253A)
  9.9 metres grading 1.71 g/t Au (YD12-253C)
  11.6 metres of 2.77 g/t Au (YD12-266)

One drill hole (YD12-266) intersected a gold zone about 55 metres further into the footwall than forecast in an altered brecciated syenite structural zone. This is a new style of gold mineralization on the property and the orientation of the structural zone is being investigated with new drilling.

West Shirriff

Eleven (11) holes have been drilled elsewhere on the property, with the most encouraging results coming from two holes in the West Shirriff area (YD12-257A and YD12-262). Both holes intersected low grade gold mineralization hosted in syenite with similar mineralization and alteration to the Main Zone and YD West Zone. The significance of this is that most of the current open pit and underground resources are related to syenite-hosted gold and almost all of the historical production at the Young-Davidson mine and 60% of the production from the MCM Mine was from syenite-hosted gold mineralization

Hole 257A intersected an upper zone of 0.42 g/t Au over 25.2 metres and a lower zone of 0.42 g/t Au over 14.2 metres while YD12-262 further west intersected 6.0 metres grading 0.39 g/t Au and a lower zone of 8.4 metres grading 0.30 g/t as shown in Figure 2. Although not ore grade, these intersections are considered important. The Company believes that the targets were not drilled to the appropriate depth and that there may be an excellent exploration target similar to the YD West Zone at depth below the 9500L.

Figure 1 – Long section view facing north showing (from left to right) the West Shirriff area, the YD West Zone and the western portion of Young-Davidson mine.

No. 1 Shaft
10355.5mL
10000mL
9500mL
9000mL
Young-Davidson Mine
West Shirriff Area
YD West
Exploration Area
PILOT
YD12-257A
upper zone:
0.42 g/t Au
25.2m
lower zone:
0.42 g/t Au
14.2m
YD12-262
upper zone:
0.35 g/t Au
6.0m
lower zone:
0.30 g/t Au
8.4m
YD12-265
Did not Reach Target
YD12-264
Dyked Out
YD12-271A
YD12-270
YD12-263D
240A Oblique
Intersection
AuRico Gold
Young-Davidson
Long Section View
(looking North)
Measured Resources
Mined Out Area
Syenite
Indicated Resources
Diabase Dyke
Gabbro
Inferred Resources
Proterozoic
In Progress

Figure 2 – YD West Zone longitudinal section looking north

Table 1 – YD West Zone Drill Results

Hole ID	From (m)	To (m)	Interval (m)	~True Thickness	Au g/t*	Comments
YD11-249	813.4	832.6	19.2	8.5	1.14	YD West Zone
incl	824.5	832.6	8.1	3.6	1.49
YD11-250A						Did not reach target-stuck in fault
YD11-251A	987.4	990.3	2.90	2.2	5.74	Upper YD West
	999.2	1023.3	24.10	18.1	0.96	YD West Zone
YD12-252	1432.5	1517.7	85.2	63.9	0.90	YD West Zone
incl	1432.5	1468.2	35.70	26.8	1.09	YD West Zone
incl	1505.3	1515.8	10.50	7.9	1.23	YD West Zone
YD12-251B						Dyked out.
YD12-253	1320.2	1334.2	16.90	12.7	3.99	YD-Main YD-West convergence
	1505.3	1517.7	12.40	9.3	1.16	YD West FW Zone
YD12-253A	1505.3 1370.3	1514.3 1437.1	9.00 66.80	6.8 50.1	1.37 1.89	YD West FW Zone
						YD West Zone
incl	1385.0	1396.7	11.70	8.8	2.81
incl	1405.0	1426.0	21.00	15.8	2.50
YD12-253B	1340.8	1344.5	3.70	2.8	1.92	YD West Zone - Faulted/Dyked out partial
YD12-253C	1352.1	1367.4	15.30		1.38	YD West Zone
incl	1352.1	1362.0	9.9		1.71
YD12-266	1245.7	1247.2	1.50	Pending interpretation	2.05	YD West -HW Zone
	1309.1	1320.7	11.60	Pending interpretation	2.77	Lower/Displaced YD West-Sheared
incl	1316.8	1320.7	3.90		5.37

Table 2 – Shirriff Area Drill Results

Hole ID	From (m)	To (m)	Interval (m)	~True Thickness	Au g/t*	Comments
YD12-257A	599.3	624.5	25.20	18.9	0.42	Upper Shirriff
	627.0	641.2	14.20	10.7	0.42	Upper Shirriff
YD12-262	789.4	795.4	6.00	4.5	0.39	West Shirriff-Upper
	804.5	812.9	8.40	6.3	0.30	West Shirriff-Lower

* No capping required as no samples exceeded 20 g/t.

Technical Information and Qualified Persons

The assay analyses performed during AuRico’s drill programs are subject to a formal quality assurance and quality control (QA/QC) program supervised by an independent expert. Additional information about the mineral project as required by sections 3.2 and 3.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) can be found in the Technical Report filed on August 28, 2009, which may be found at www.sedar.com.

The Company's exploration team designed and executed the drilling program under the supervision of Chris Rockingham, P. Geol., AuRico’s Vice President of Exploration and a Qualified Person as defined by 43-101, who has reviewed and approved the content of this news release.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America that have significant production growth and exploration potential. Following the divestiture of Ocampo, the Company will be focused on its core operations including the Young-Davidson gold mine in northern Ontario which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State. AuRico’s strong project pipeline also includes advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Chris Rockingham	Anne Day
Vice President, Exploration and	Vice President, Investor Relations
Business Development	and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; the benefits to be derived from acquisitions; future cash flows; estimates regarding the future costs related to exploration and production at the Company’s projects; the nature and availability of additional funding sources; there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which the Company now or in the future carries on business which are not consistent with the Company’s current expectations; there being no significant disruptions affecting the Company’s current or future operations; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; timing and amount of production; unanticipated grade changes; unanticipated recovery rates or production problems; changes in mining, processing and overhead costs; changes in metallurgy and processing technology; access and availability of materials, equipment, supplies, labour and supervision, power and water; availability of drill rigs; costs and timing of development of new mineral reserves; joint venture relationships; wars or armed conflicts, either globally or in the countries in which the Company operates; local and community impacts and issues; timing and receipt of government approvals; accidents and labour disputes; environmental costs and risk; competitive factors, including competition for property acquisitions; availability of capital at reasonable rates or at all; changes in interest rates and currency rates; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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Appendix –Drill Collar Tables

(i) YD West Zone

Home Name	Mine Easting	Mine Northing	Mine Elevation	UTM Nad83E	UTM Nad83N	Elevation (m)	Azimuth	Dip	TDepth
YD11-249	22810.0	10250.0	10327.0	522810.0	5310250.0	327.0	299.0	-71.5	859.0
YD11-250A	22446.3	9864.5	10379.1	522446.3	5309864.5	379.1	356.0	-72.5	855.0
YD11-251	22526.9	10042.9	10382.2	522526.9	5310042.9	382.3	354.8	-72.2	96.0
YD11-251A	22526.5	10042.8	10382.1	522526.5	5310042.8	382.1	354.8	-70.0	1075.6
YD12-251B	22526.5	10042.8	10382.1	522526.5	5310042.8	382.1	354.8	-70.0	1080.0
YD12-252	22489.5	9852.8	10368.4	522489.5	5309852.8	368.5	351.7	-70.2	1584.0
YD12-252A	22489.5	9852.8	10368.4	522489.5	5309852.8	368.5	351.7	-70.2	636.0
YD12-253	22540.0	9855.0	10360.0	522540.0	5309855.0	360.0	357.0	-70.2	1506.0
YD12-253A	22540.0	9855.0	10360.0	522540.0	5309855.0	360.0	352.1	-69.6	1515.0
YD12-253B	22540.0	9855.0	10360.0	522540.0	5309855.0	360.0	352.1	-69.6	1486.0
YD12-253C	22540.0	9855.0	10360.0	522540.0	5309855.0	360.0	352.1	-69.6	1506.0
YD12-266	22460.0	10044.0	10395.0	522460.0	5310044.0	395.0	355.0	-71.5	1368.0

(ii) Shirriff Area

Home Name	Mine Easting	Mine Northing	Mine Elevation	UTM Nad83E	UTM Nad83N	Elevation (m)	Azimuth	Dip	TDepth
YD12-254	21865.0	9962.0	10348.0	521865.0	5309962.0	348.0	355.0	-71.0	1380.0
YD12-257	21978.0	10057.0	10335.0	521978.0	5310057.0	335.0	0.0	-68.5	309.0
YD12-257A	21978.0	10057.0	10335.0	521978.0	5310057.0	335.0	0.0	-68.7	1311.0